February 23, 2009

Mr. Charles N. Hazen
Hines Global REIT, Inc.
2800 Post Oak Boulevard
Suite 5000
Houston, TX 77056-6118

> **Re: Hines Global REIT, Inc.**
> **Registration Statement on Form S-11**
> **Filed January 15, 2009**
> **File No. 333-156742**

Dear Mr. Hazen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share redemption program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for

example, T REIT Inc. (Letter dated June 4, 2001), and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division's Office of Mergers and Acquisitions.

3.   We note that you may conduct the share redemption program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

4.   We note your use of third-party studies and reports throughout the registration statement.   Please provide us with copies of any study or report that you cite or on which you rely and highlight the portions of the study or report that support your disclosure. Confirm that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the author's consent as an exhibit to the registration statement.

5.   Please provide a discussion of related party transactions as required by Item 23 of Form S-11. We note related disclosure on page F-6.

6.   We note that you have included throughout the prospectus certain empirical disclosure, such as number of employees, tenants, etc. as of December 31, 2007. Please update your statistical disclosure to a more recent date.

7.   We note your disclosure throughout the prospectus that if the minimum offering requirement is not met, the subscription amounts will be returned to investors along with any earned interest less escrow costs. As these funds may be held in a non-interest bearing escrow account, please clarify whether subscribers may receive less than their investment amount after the deduction of your escrow costs.

Prospectus Cover Page

8.   Please confirm that you will limit your cover page to one page, consistent with Item 501(b) of Regulation S-K.

Questions and Answers About This Offering, page v

Q: How will you structure the ownership and operation of your assets? page vi

9.   Please avoid using the term "Company" or any similarly generic term to refer to the registrant. Instead, use the company's full name or a shortened version of it that is not easily confused with your reference to the sponsor as "Hines."

Q: Why should I invest in real estate investments?, page viii

10.   We refer to the 2008 Plan Sponsor Survey cited in your report. Please include disclosure here discussing the current real estate market, including declines in property values and occupancy rates.

Q: If I buy shares, will I receive distributions and, if so, how often?

11.   The disclosure here is repeated on page 8 of the prospectus summary. We note similar repetition in disclosure regarding the distribution reinvestment plan and the share redemption program. Please omit the repetitive disclosure.

Prospectus Summary, page 1

12.   Please provide a summary of the conflicts of interest associated with your structure and ownership.

Hines Global REIT, Inc., page 1

13.   Please include disclosure that this is only the second publicly-offered REIT that your advisor and key employees have managed.

Management Compensation, Expense Reimbursement and Operating Partnership OP Units, Special OP Units and Participation Interest, page 3

14.   We note the asterisk indicating that the amount of issuer costs that you will reimburse the Advisor assumes that you sell the maximum offering amount. Please tell us why these are not fixed costs of the offering regardless of the amount sold. We note that the Use of Proceeds table on page 44 shows that these costs will be substantially less if you sell only the minimum offering amount.

15.   Please revise to show an estimated amount for Acquisition Expenses, as you have provided in the Use of Proceeds table on page 44. Revise the footnote to explain the assumptions upon which the estimate is based.

16.   Please expand footnote (11) to briefly describe the services that Hines or its affiliates will perform in exchange for the Development Fees.

17.   Please tell us why you have included the Disposition Fee and the Special OP Units under the heading "Operational Activities" as well as under the heading "Disposition and Liquidation." The latter heading appears to be more appropriate.

18.   Please revise footnote (18) to clarify how you will determine that the Advisor or its affiliates have provided a "substantial amount" of services in connection with a sale of property.

Risk Factors

The bankruptcy or insolvency of a major tenant may adversely…, page 21

19.   Please clarify that references to bankruptcy law are U.S. bankruptcy law and that the laws in international jurisdictions may differ.

Use of Proceeds, page 43

20.   Please tell us why the table does not include a line item for Development Fees.

Management, page 46

21.   We note that upon the completion of the offering, your board of directors will consist of seven members. Please revise your disclosure to name the remaining four director nominees at such time as they have been identified.

Management Compensation, Expense Reimbursement and Operating Partnership OP Units, Special OP Units and Participation Interest, page 3

22.   Please revise this section in response to comments we raised in the summary, as applicable.

Conflicts of Interest, page 79

23.   Please expand your disclosure regarding any current Hines affiliated entities that may compete with you, including the number of funds, the amount available for investment and the term of such funds.

24.   If possible, quantify the amount of time your advisor's directors, officers, and key personnel will devote to your business.

Allocation of Investment Opportunities, page 80

25.   Please expand your disclosure to discuss in greater detail the priority rights of Hines' other investment vehicles over Hines Global. Also disclose whether Hines Global has any priority rights with respect to other Hines' investment vehicles.

Investments in and Originating Loans, page 88

26.   We note the disclosure at the bottom of page 90, which states that there are no limits on the amount of offering proceeds that you may apply to loan investments and that your articles do not restrict the percentage of your assets that may be invested in any type of loan. We also note the disclosure on page 96, which states that you intend to operate in such a manner that you will not be subject to regulation under the Investment Company Act. Please provide us with a detailed legal analysis of how you will manage your portfolio in a manner that will enable you to avoid becoming subject to regulation under the Investment Company Act.

Investments in Other Debt-Related Investments, page 91

27.   Please clarify if the commercial mortgage-backed securities in which you intend to invest will be Agency-backed securities.

Prior Performance, page 97

28.   Please provide updated information as of December 31, 2008 when available.

29.   Please include prior performance information on real estate-related loans and securities, if applicable.

30.   Please disclose all major adverse business developments or conditions experienced by any of the prior programs. We note, for example, that some of your prior programs have experienced negative cash flows in each of the last three years, as reflected in Table III of the prior performance tables.

The Operating Partnership

The Participation Interest, page 130

31.   Please revise to disclose the percentage interest represented by the initial
       Participation Interest issued to Hines Global REIT Associates Limited Partnership
       and explain how the amount was determined. Also, please describe in more detail
       the "future services" that Hines will perform as consideration for the Participation
       Interest. Considering that affiliates of the sponsor are already being compensated
       for advisory and management services, the purpose of the Participation Interest is
       not clear.

32.   Please provide hypothetical examples to illustrate calculations of the following:

       - the percentage interest of the holder of the Participation Interest as of the
         end of a particular calendar month;

       - "Equity Value;" and

       - the percentage interest of each partner holding OP Units for any particular
         calendar month.

Hypothetical Impact of the Participation Interest, page 132

33.   Please tell us whether the Special OP Units are included in the amounts shown in
       the table. If so, please provide disclosure explaining how the Special OP Units
       are reflected. If not, please tell us why you have omitted them.

Supplemental Sales Material, page 153

34.   Please confirm that you will submit to us any sales literature that is to be used in
       connection with this offering prior to use, including sales literature intended for
       broker-dealer use only. Please be aware that we will need time to review these
       materials. In addition, note that sales materials must set forth a balanced
       presentation of the risks and rewards to investors and should not contain any
       information or disclosure that is inconsistent with or not also provided in the
       prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

Balance Sheet

Notes to Balance Sheet

General

35.   We note from your disclosure on page 9 of your filing that your common stock is
        redeemable in certain instances. Please expand your footnote disclosure to
        include a discussion of the redemption features of your common stock.
        Additionally, tell us and disclose how you intend to apply the guidance in SFAS
        150 of ASR 268 with respect to your common stock.

2. Summary of Significant Accounting Policies, page F-4

36.   We note your disclosure in footnote 1 that the Company may invest in other real
        estate related assets such as equity or debt interests. Please expand your
        disclosure to include your accounting policies related to these investments or tell
        us why no additional disclosure is necessary.

Investment Property and Lease Intangibles, page F-4

37.   Please revise your disclosure to state, if true, that the value assigned to acquired
        properties will be determined on an "if vacant" basis.

Prior Performance Tables

Table I, page A-2

38.   Please provide a line item at the top of the table for dollar amount offered, so that
        investors can assess the sponsor's success at raising funds by comparing the
        amount offered to the amount raised.

Table III, page A-4

39.   Please provide a footnote explaining the third line item in the table.

40.   Please tell us how, in some cases, the prior programs paid distributions from
        operating cash flows in amounts that appear to exceed total cash generated from
        operations, sales, and refinancing.

Exhibits

41.   Please file the remaining exhibits, including the legal and tax opinions, with your next amendment. We must review the exhibits before we declare the registration statement effective and we may have comments.

# # # #

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Judith D. Fryer, Esq.
        Greenberg Traurig, LLP
        Via facsimile (212) 801-6400